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Olo Inc.

99 Hudson Street

10th Floor

New York, NY 10013

Via EDGAR

June 8, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Scott Stringer

 Adam Phippen

Re:	Olo Inc.

Form 8-K dated February 22, 2023

Response dated May 10, 2023

File No. 001-40213

Ladies and Gentlemen:

On behalf of Olo Inc. (the “Company”), we are providing this letter in response to the comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated May 24, 2023 with respect to the Company’s Form 8-K dated February 22, 2023, filed on February 22, 2023.

Set forth below are the Company’s responses to the Comment. The numbering of the paragraph below corresponds to the numbering of the Comment, which for your convenience we have incorporated into this response letter in italics. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. Text references in the Company’s responses correspond to the text in Exhibit 99.1 of the Form 8-K dated February 22, 2023, filed on February 22, 2023.

Form 8-K Filed February 22, 2023

Exhibit 99.1, page 1

1.

We note your response to comment 1. Please tell us the Net income, non-GAAP effective tax rate for each period presented and explain why it’s reasonable. Also, explain why it’s appropriate to use GAAP tax benefits considering your history of significant Net income, non-GAAP. In this regard, you should include current and deferred income tax expense commensurate with this non-GAAP measure of profitability. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

RESPONSE: The Company respectfully acknowledges the Staff’s Comment and the reference to the guidance set forth in Question 102.11 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

In response to the Staff’s Comment, the Company will revise its non-GAAP net income measure in future filings (starting with the Form 8-K which will be filed to report our financial results for the quarter ended June 30, 2023) to reflect the current and deferred tax expense that is commensurate with the non-GAAP measure of profitability in accordance with Question 102.11 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Historically, the Company has approximated the effective tax rate in each of the periods presented by taking into account the sizeable U.S. net operating loss carryforwards and tax credit carryforwards that have not been recorded where the Company does not expect to record or pay tax for the foreseeable future. Going forward, the Company will instead use a blended statutory tax rate for purposes of calculating the non-GAAP provision for income taxes. The information below illustrates what the Company’s non-GAAP net income reconciliation disclosure would have been if the changes were incorporated into Form 8-K dated February 22, 2023, filed on February 22, 2023. The Company will provide this similar disclosure on a go-forward basis.

	Year Ended December 31, 2022	Year Ended December 31, 2021
Net loss reconciliation:
Net loss, GAAP	$(45,968)	$(42,273)
Plus: Stock-based compensation expense and related payroll tax expense	46,865	34,269
Plus: Charitable donation of Class A common stock	1,406	13,107
Plus: Costs and impairment charge associated with sublease of corporate headquarters	3,272	—
Plus: Non-cash capitalized software impairment	475	—
Plus: Capitalized internal-use software and intangible amortization	5,446	579
Plus: Change in fair value of warrant liability	—	18,930
Plus: Severance costs	2,359	—
Plus: Transaction costs	1,600	2,834
Less: GAAP acquisition-related deferred income tax benefit (1)	(1,519)	(4,896)
Less: Tax impact of non-GAAP adjustments (2)	(3,486)	(5,735)

Net income, non-GAAP	$10,450	$16,815

(1)

As a result of its acquisitions, the Company recognized deferred tax liabilities relating to the basis differences for acquired intangible assets. The recording of these deferred tax liabilities resulted in a reversal of its valuation allowance which is included in the GAAP provision for income taxes.

(2)

The Company utilized a federal rate plus a net state rate that excluded the impact of NOLs and valuation allowances to calculate its non-GAAP blended statutory rate of 26.27% and 26.54% for 2022 and 2021, respectively.

Please contact me at (212) 813-8853 with any questions or further comments regarding our responses to the Staff’s Comment.

Sincerely,

/s/ Edwin O’Connor
Edwin O’Connor

cc:	Noah Glass, Olo Inc.

Peter Benevides, Olo Inc.

Robert Morvillo, Olo Inc.

John J. Egan, III, Goodwin Procter LLP

Andrew R. Pusar, Goodwin Procter LLP